February 18, 2021
Filed via SEDAR

To: All Canadian Securities Regulatory Authorities

Subject:     Baytex Energy Corp. (the “Issuer”)
        Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer's upcoming meeting of securityholders:

Meeting Type:	Annual Meeting
Meeting Date:	April 29, 2021
Record Date for Notice of Meeting:	March 15, 2021
Record Date for Voting:	March 15, 2021
Beneficial Ownership Determination Date:	March 15, 2021
Class of Securities Entitled to Vote:	Common
ISIN:	CA07317Q1054
Meeting Location:	Virtual – only
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	Yes
Notice and Access for Beneficial Holders:	Yes
Notice and Access for Registered Holders:	Yes

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

ODYSSEY TRUST COMPANY
Agent for Baytex Energy Corp.